File Number: 55802-47

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

December 8, 2009

DELIVERED
MAILSTOP NO. 4561

United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Ms. Kathleen Collins, Accounting Branch Chief

Dear Sirs/Mesdames:

PNI Digital Media Inc.
Form 20-F for the Year Ended September 30, 2008
Filed on January 20, 2009
File No. 000-30148

We write on behalf of PNI Digital Media Inc. (formerly known as Photochannel Networks, Inc.) (the "Company") in response to the Staff's letter of November 9, 2009 (the "Comment Letter") signed by Ms. Kathleen Collins, Accounting Branch Chief, Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system a draft of Amendment No. 1 (the "Form 20-F Amendment") to the Company's annual report on Form 20-F for the year ended September 30, 2008. The Form 20-F Amendment has been redlined to show all changes from the Company's previous draft Amendment No. 1 to its annual report on Form 20-F, as furnished to the SEC via EDGAR correspondence under cover of our response letter dated October 20, 2009. This redlined copy, as well as a clean copy, of the Form 20-F Amendment will be enclosed with the couriered copy of this letter.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 20-F Amendment. The disclosure changes described below have been made in the draft Form 20-F Amendment transmitted herewith, and will be made in the actual Form 20-F Amendment when filed with the Commission. The Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Capitalized terms used herein and not defined, have the same meanings given such terms in the draft Form 20-F Amendment.

Form 20-F for the Year Ended September 30, 2008

General

1.        We note that the Company's outside legal counsel made the Tandy representations in your response letters dated August 14, 2009 and October 20, 2009. Please confirm that Lang Michener LLP is acting as agent for the Company in making such representations and provide a copy of the Company's written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the Company.

On August 14, 2009, the Company submitted via EDGAR correspondence the required Tandy representations in a letter dated August 14, 2009, which was provided on Company letterhead and signed by Simon Bodymore, the Company's Chief Financial Officer, on the Company's behalf.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 34

2.        The information in your response to the first bullet in prior comment 1 does not align with the disclosures in your proposed revisions. In this regard, your response appears to conclude that the "with or without" approach was not the appropriate method to use in allocating the goodwill to the Pixology reporting unit, but your proposed revisions continue to reference this approach as the method for allocating goodwill to each reporting unit. Please explain.

Please see page 33 of the Form 20-F Amendment which has been updated to reflect the comments from the Company's October 20, 2009 response letter.

3.        It is not clear how you addressed the second bullet point in prior comment 1 and what you mean in your response when you refer to "the wrong working papers". As such, we are reissuing a portion of prior comment 1 as your proposed revised disclosures on this issue have not changed. We note that in order to determine the estimated fair value of the Photochannel reporting unit, you used the quoted market value for the Company's common stock and subtracted the fair value of the Pixology reporting unit, which was determined using the income approach. Please explain further how you applied the guidance in SFAS 142 in concluding that this was an acceptable methodology for determining the fair value of the Photochannel reporting unit and specifically tell us how you considered paragraph B155 of SFAS 142. Revise your disclosures, as necessary, to address our comment.

When considering the fair value of the PhotoChannel reporting unit, the Company's initial approach, which we referred to as the "wrong working papers" in the October 20, 2009 response letter, considered the overall quoted market value of the Company less the preliminary fair value of the Pixology reporting unit (which was determined using a discounted cash flow valuation technique). Since this residual calculation resulted in a preliminary fair value significantly greater than the carrying value of the net assets allocated to the PhotoChannel reporting unit, management concluded further analysis was not required.

As a result of your enquiries, management performed a discounted cash flow technique of the PNI reporting unit for 2008 as at the measurement date of September 1, 2009. This valuation technique resulted in a fair value which was $21.1M in excess of the net assets of the reporting unit (including goodwill allocated) of $7.3M. Based on this additional analysis, the Company is satisfied there was no impairment of goodwill in the PNI reporting unit for 2008.

The Company has also completed the annual impairment test of goodwill for the current year which indicated that the fair value of the PNI reporting unit significantly exceeded the net assets of the PNI reporting unit. This fair value was calculated using a discounted cash flow valuation technique. Similar work completed for the Pixology reporting unit indicated that there was not any further goodwill impairment for that reporting unit during 2009.

4.        We note in your response to prior comment 2 that the intangible assets acquired in the Pixology transaction were grouped into three different asset groups for the purpose of recognition and measurement of an impairment loss as required by paragraph 10 of SFAS 144. Tell us whether you included goodwill in any of the three asset groups that were to be tested for impairment. We refer you to paragraph 12 of SFAS 144.

As previously noted, intangible assets acquired in the Pixology transaction were grouped into three different asset groups for the purpose of recognition and measurement of an impairment loss. These three asset groups were the PhotoChannel reporting unit; the IRISS asset group, which is part of the Pixology reporting unit; and the Kiosk asset group, which is also part of the Pixology reporting unit. Goodwill was included in the PhotoChannel reporting unit asset group for the purpose of testing for impairment, but was excluded from the IRISS and Kiosk asset groups during those impairment tests as neither of these asset groups represented a reporting unit.

Note 22. Reconciliation to Accounting Principles Generally Accepted in the United States of America

a)  Statements of Loss and Comprehensive Loss

5.        We note your response to prior comment 8 and acknowledgement that the goodwill impairment related to the Company's Pixology reporting unit for which revenues and expenses are included in operating income. As such, in future filings, revise your US GAAP reconciliation to include any goodwill impairment charges within operating expenses and accordingly within net loss from operations. To the extent you intend to file a Form 20-F/A in its entirety, such filing would represent a "futures filing" and should include all revisions that you intend to make in the future (including in your 2009 Form 20-F).

The proposed changes that the Company intends to make are included on pages 4 and 37 of the Form 20F Amendment.

Item 19. Exhibits

Consent of PricewaterhouseCoopers LLP

6.        We note your response to prior comment 9. Please explain further your statements that the Company's Form F-10/A has ceased to be effective by its terms under applicable Canadian securities laws. Tell us specifically what laws you are referring to and how this relates to your filing requirements under the Securities Exchange Act. Further, tell us whether there were any resales of the common shares included in this registration statement since you filed the September 30, 2008 Form 20-F (January 20, 2009) and if so provide a schedule of such resales. Also, tell us whether any warrants were exercised between January 20, 2009 and March 30, 2009, when such warrants expired.

As indicated in the Short Form Base Prospectus dated August 10, 2007, which is included as part of the Form F-10/A registration statement, such prospectus may be used by the selling shareholders thereunder "through the date which is 25 months after the effective date of the prospectus, or such earlier date as is prescribed under [Canadian Securities Administrators] National Instrument 44-102 - Shelf Distributions." Under Canadian National Instrument 44-102, the lapse date for the base prospectus was at the end of such 25-month period, that is, on September 10, 2009. Because selling shareholders could not rely on this base prospectus after September 10, 2009, it is the Company's view that there is no need to continue to incorporate Exchange Act filings (such as the Company's Form 20-F for its year ended September 30, 2008) into such Form F-10/A registration statement. The Company has advised that there were no resales of common shares pursuant to the Form F-10/A registration statement from January 10, 2009 to date. The Company has further advised that none of the warrants relating to the warrant shares registered pursuant to the Form F-10/A registration statement were exercised between January 20, 2009 and March 30, 2009, the date such warrants expired.

We trust that the foregoing is responsive to the Comment Letter, which the Company has found helpful.

Yours truly,

"Daniel D. Dex"

Daniel D. Dex
for LANG MICHENER LLP

cc:         PNI Digital Media, Inc.
              Attention: Simon Bodymore